FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated April 20, 2005, titled “ CN’s first-quarter 2005 net income rises 42 per cent to $299 million, or $1.04 per diluted share”.

Item 2	Interim Consolidated Financial Statements and Notes thereto (U.S. GAAP)

Item 3	Management's Discussion And Analysis (U.S. GAAP)

Item 4	Certificate of CEO

Item 5	Certificate of CFO

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 26, 2005	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	General Counsel

Item 1

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN’s first-quarter 2005 net income rises 42 per cent to $299 million, or $1.04 per diluted share

MONTREAL, April 20, 2005 — CN today reported its financial results for the first quarter ended March 31, 2005.

Highlights

  Net income of $299 million, or $1.04 per diluted share, an increase of 42 per cent from year-earlier net income of $210 million, or 73 cents per diluted share;

  Revenues of $1,706 million, an increase of 19 per cent;

  Operating income up 33 per cent to $526 million;

  Record first-quarter operating ratio of 69.2 per cent, a 3.3-percentage point improvement over first-quarter 2004 performance;

  Free cash flow of $310 million, compared with $272 million for the comparable period of 2004. (1)

E. Hunter Harrison, president and chief executive officer of CN, said: “CN had an exceptional quarter, achieving – for the first time – an operating ratio of less than 70 per cent for the first three months of the year. This accomplishment was all the more striking given a severe winter and weather-related disruptions on parts of our network early in the quarter.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

“Our strong performance was driven by a number of factors - a solid economy, revenue gains from CN’s 2004 acquisitions, a higher fuel surcharge, freight rate increases, and a return to more normal traffic levels following the first-quarter 2004 Canadian Auto Workers (CAW) strike. This resulted in double-digit revenue increases at five of our seven commodity groups, with particular strength in metals and minerals, forest products, and intermodal traffic.”

“By staying focused on cost control and asset utilization, we continue to be well positioned to convert revenue gains into strong bottom line growth. This is the real power of CN’s operating leverage.”

Commodity groups that registered revenue gains during the quarter were metals and minerals (49 per cent); forest products (26 per cent); intermodal (26 per cent); coal (18 per cent); petroleum and chemicals (10 per cent); and grain and fertilizers (eight per cent). Automotive revenues declined by six per cent.

CN’s first-quarter 2005 performance benefited from $121 million in revenues from the rail and related holdings of Great Lakes Transportation LLC (GLT) and BC Rail, whose operations CN consolidated on May 10, 2004, and July 14, 2004, respectively.

Operating expenses for first-quarter 2005 increased by 13 per cent to $1,180 million, largely because of the inclusion of $96 million in GLT and BC Rail expenses, higher labour and fringe benefits, and increased fuel costs, all of which were partly offset by lower equipment rents.

The continued appreciation of the Canadian dollar affected the conversion of CN’s U.S. dollar-denominated revenues and expenses, and, accordingly, reduced the company’s first-quarter 2005 revenues, operating income and net income by approximately $60 million, $25 million, and $15 million, respectively. In the first quarter of 2004, the CAW strike reduced CN’s operating income and net income by $35 million and $24 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

Item 2
CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended March 31

	2005	2004

	(Unaudited)

Revenues	$1,706	$1,438

Operating expenses	1,180	1,043

Operating income	526	395

Interest expense	(75)	(72)

Other loss	(4)	(13)

Income before income taxes	447	310

Income tax expense	(148)	(100)

Net income	$299	$210

Earnings per share

Basic	$1.06	$0.74

Diluted	$1.04	$0.73

Weighted-average number of shares

Basic	281.9	284.5

Diluted	287.5	288.8

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended March 31

			Variance
	2005	2004	Fav (Unfav)

	(Unaudited)
Revenues

Petroleum and chemicals	$275	$250	10%
Metals and minerals	199	134	49%
Forest products	404	320	26%
Coal	79	67	18%
Grain and fertilizers	276	256	8%
Intermodal	287	228	26%
Automotive	122	130	(6%)
Other items	64	53	21%

	1,706	1,438	19%

Operating expenses

Labor and fringe benefits	499	419	(19%)
Purchased services and material	206	190	(8%)
Depreciation and amortization	156	142	(10%)
Fuel	166	122	(36%)
Equipment rents	47	63	25%
Casualty and other	106	107	1%

	1,180	1,043	(13%)

Operating income	$526	$395	33%

Operating ratio	69.2%	72.5%	3.3

See accompanying notes to consolidated financial statements.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

March 31	December 31		March 31
	2005	2004	2004

(Unaudited)			(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$202	$147	$175
Accounts receivable (Note 4)	727	793	519
Material and supplies	178	127	155
Deferred income taxes	250	364	126
Other	399	279	252

	1,756	1,710	1,227

Properties	19,799	19,715	18,421
Intangible and other assets	873	940	781

Total assets	$22,428	$22,365	$20,429

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,586	$1,605	$1,366
Current portion of long-term debt (Note 4)	225	578	149
Other	77	76	82

	1,888	2,259	1,597

Deferred income taxes	4,802	4,723	4,642
Other liabilities and deferred credits	1,474	1,513	1,200
Long-term debt (Note 4)	4,956	4,586	4,367

Shareholders' equity:
Common shares	4,715	4,706	4,682
Accumulated other comprehensive loss	(91)	(148)	(111)
Retained earnings	4,684	4,726	4,052

	9,308	9,284	8,623

Total liabilities and shareholders' equity	$22,428	$22,365	$20,429

See accompanying notes to consolidated financial statements.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)
	Three months ended March 31

	2005	2004

	(Unaudited)

Common shares (1)

Balance, beginning of period	$4,706	$4,664

Stock options exercised and other	86	18

Share repurchase program (Note 4)	(77)	-

Balance, end of period	$4,715	$4,682

Accumulated other comprehensive loss

Balance, beginning of period	$(148)	$(129)

Other comprehensive income (loss):

Unrealized foreign exchange loss on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	(37)	(32)

Unrealized foreign exchange gain on translation of
the net investment in foreign operations	44	54

Unrealized holding gain on fuel derivative instruments (Note 6)	78	20

Unrealized holding loss on interest rate derivatives (Note 6)	-	(15)

Other comprehensive income before income taxes	85	27

Income tax expense	(28)	(9)

Other comprehensive income	57	18

Balance, end of period	$(91)	$(111)

Retained earnings

Balance, beginning of period	$4,726	$3,897

Net income	299	210

Share repurchase program (Note 4)	(270)	-

Dividends	(71)	(55)

Balance, end of period	$4,684	$4,052

See accompanying notes to consolidated financial statements.

(1)	During the first quarter of 2005, the Company issued 2.0 million common shares as a result of stock options exercised. At March 31, 2005, the Company had 280.5 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended March 31

	2005	2004

	(Unaudited)

Operating activities

Net income	$299	$210
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	157	143
Deferred income taxes	136	55
Equity in earnings of English Welsh and Scottish Railway	(5)	5
Other changes in:
Accounts receivable	64	8
Material and supplies	(51)	(35)
Accounts payable and accrued charges	(21)	(66)
Other net current assets and liabilities	(10)	(29)
Other	14	14

Cash provided from operating activities	583	305

Investing activities

Net additions to properties	(153)	(125)
Other, net	4	141

Cash provided from (used by) investing activities	(149)	16

Dividends paid	(71)	(55)

Financing activities

Issuance of long-term debt	620	491
Reduction of long-term debt	(651)	(726)
Issuance of common shares	70	14
Repurchase of common shares	(347)	-

Cash used by financing activities	(308)	(221)

Net increase in cash and cash equivalents	55	45

Cash and cash equivalents, beginning of period	147	130

Cash and cash equivalents, end of period	$202	$175

Supplemental cash flow information

Net cash receipts from customers and other	$1,886	$1,404
Net cash payments for:
Employee services, suppliers and other expenses	(1,113)	(931)
Interest	(91)	(74)
Workforce reductions	(31)	(32)
Personal injury and other claims	(27)	(36)
Pensions	(2)	(6)
Income taxes	(39)	(20)

Cash provided from operating activities	$583	$305

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2005 and December 31 and March 31, 2004, its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2005 and 2004.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2004 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis and Annual Consolidated Financial Statements and notes thereto.

Note 2 – Acquisitions

Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail Ltd. and BC Rail Partnership (collectively BC Rail) were acquired and consolidated effective May 10, 2004 and July 14, 2004, respectively. Accordingly, the Company’s results of operations for the quarter ended March 31, 2004 excluded the results of operations of both GLT and BC Rail. For comparative purposes only, if the Company had acquired both GLT and BC Rail on January 1, 2004, based on their respective historical amounts, net of the amortization of the difference between the Company’s cost to acquire GLT and BC Rail and their respective net assets (based on preliminary estimates of the fair value of GLT’s and BC Rail’s assets and liabilities), revenues, net income, and basic and diluted earnings per share would have been $1,557 million, $211 million, $0.74 per basic share and $0.73 per diluted share, respectively, for the three months ended March 31, 2004.
     The pro forma figures for both GLT and BC Rail do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

Note 3 – Note receivable from English Welsh and Scottish Railway (EWS)

In May 2005, subject to certain conditions, EWS intends to fully redeem the Company’s 8% note receivable due 2009, at the principal amount together with accrued but unpaid interest at the date of redemption. As such, at March 31, 2005, the note receivable, including accrued interest, of $60 million has been presented in Other current assets.

Note 4 – Financing activities

In January 2005, the Company repaid its borrowings of U.S.$90 million (Cdn$108 million) outstanding at December 31, 2004 under its U.S.$1,000 million revolving credit facility. On March 29, 2005, the Company refinanced, by way of amendment, its revolving credit facility, which was scheduled to mature in December 2005, for a five-year period to March 2010. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The amended credit facility agreement retains customary limitations on debt as a percentage of total capitalization, but eliminates the requirement for maintaining tangible net worth above pre-defined levels. The Company has been in compliance with these covenants throughout the quarter. As at March 31, 2005, the Company had letters of credit of $299 million under its revolving credit facility and outstanding borrowings of U.S.$285 million (Cdn$347 million) under its commercial paper program.

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $500 million ($450 million prior to February 2005) of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At March 31, 2005, pursuant to the agreement, the maximum amount of eligible receivables had been sold, compared to $445 million at December 31, 2004.

In the first quarter of 2005, under its current share repurchase program, the Company repurchased 4.6 million common shares for $347 million, at an average price of $75.36 per share. The Company has repurchased a total of 8.6 million common shares

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

since November 1, 2004, the inception of the program, for $620 million, at an average price of $72.08 per share.

Note 5 – Stock-based compensation

For the three months ended March 31, 2005 and 2004, the Company recorded total compensation cost for awards under all plans of $28 million and $4 million, respectively.

(a) Restricted share units
In the first quarter of 2005, the Company granted approximately 0.4 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2007. At March 31, 2005, the Company had approximately 1.6 million RSUs outstanding under the Plan. For the three months ended March 31, 2005, the Company recorded compensation cost of $19 million compared to $3 million, for the same 2004 period.

(b) Stock options
In the first quarter of 2005, the Company granted approximately 0.7 million conventional stock options to designated senior management employees, that vest over a period of four years of continuous employment. The total number of options outstanding at March 31, 2005, including conventional, performance, and performance-accelerated options was 11.8 million. For the three months ended March 31, 2005, the Company recorded compensation cost of $7 million compared to $2 million, for the same 2004 period. At March 31, 2005, 0.5 million options remained authorized for future issuances. Subject to regulatory and shareholder approval at the Company’s 2005 Annual Meeting of Shareholders, the maximum number of options which may be issued under the plan will be increased by an additional 7.5 million.

(c) Vision 2008 Share Unit Plan
In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 2008, entitling designated senior management employees to receive payout in cash in January 2009. The Company granted 0.4 million share units which vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is also conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. Award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. Due to the nature of the vesting conditions, no compensation cost was recorded for the first quarter of 2005.

The Company follows the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003. The Company follows the intrinsic value method for cash settled awards. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

Three months ended March 31,	2005	2004

Net income, as reported (in millions)	$299	$210

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted
after Jan 1, 2003 (SFAS No. 123)	21	4

Fair value method for all
awards (SFAS No. 123)	(27)	(12)

Pro forma net income (in millions)	$293	$202

Basic earnings per share, as reported	$1.06	$0.74
Basic earnings per share, pro forma	$1.04	$0.71

Diluted earnings per share, as reported	$1.04	$0.73
Diluted earnings per share, pro forma	$1.02	$0.70

     Compensation cost related to stock option awards granted in the current period under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

Three months ended March 31,	2005	2004	(1)

Expected option life (years)	5.2	-
Risk-free interest rate	3.55%	-
Expected stock price volatility	25%	-
Average dividend per share	$1.00	-

(1)	In the first quarter of 2004, the Company did not grant any stock option awards.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Three months ended March 31,	2005	2004	(1)

Weighted average fair value of
options granted	$18.48	$-

(1)	In the first quarter of 2004, the Company did not grant any stock option awards.

Note 6 – Derivative instruments

Fuel
At March 31, 2005, the Company had hedged approximately 50% of the estimated remaining 2005 fuel consumption, representing approximately 151 million U.S. gallons at an average price of U.S.$0.76 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing approximately 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income (loss). At March 31, 2005, Accumulated other comprehensive loss included an unrealized gain of $170 million, $115 million after tax ($92 million, $62 million after tax at December 31, 2004), of which $152 million relates to derivative instruments that will mature within the next twelve months and are presented in Other current assets.

Interest rate
In the first quarter of 2004, in anticipation of future debt issuances, the Company entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. These derivative instruments were accounted for as cash flow hedges whereby the cumulative change in their market value had been recorded in Other comprehensive income (loss). The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. The realized gain of $12 million accumulated in other comprehensive loss will be recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.
     At March 31, 2005, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Note 7 – Pensions and other post-retirement benefits

For the quarters ended March 31, 2005 and 2004, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a)	Components of net periodic benefit cost for pensions

In millions	Three months ended March 31,	2005	2004

Service cost		$36	$29
Interest cost		185	180
Amortization of prior service cost		5	5
Expected return on plan assets		(221)	(208)

Net periodic benefit cost		$5	$6

(b)	Components of net periodic benefit cost for post-retirement benefits

In millions	Three months ended March 31,	2005	2004

Service cost		$2	$2
Interest cost		5	4
Amortization of prior service cost		-	1
Recognized net actuarial gain		(1)	-

Net periodic benefit cost		$6	$7

For the 2005 funding year, the Company expects to make total contributions of $120 million for all its defined benefit plans of which $2 million have been made at March 31, 2005.

Note 8 – Major commitments and contingencies

A. Commitments
As at March 31, 2005, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $474 million ($194 million at December 31, 2004). The Company also had outstanding information technology service contracts of $18 million and agreements with fuel suppliers to purchase approximately 58% of the estimated remaining 2005 volume, 45% of its anticipated 2006 volume, and 10% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.
     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon as the Company expects that a large majority of these cases will be received over such period. An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.
     As at March 31, 2005, the Company had aggregate reserves for personal injury and other claims of $649 million ($642 million at December 31, 2004). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
     While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated,

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.
     As at March 31, 2005, the Company had aggregate accruals for environmental costs of $111 million ($113 million as at December 31, 2004).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.
     Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At March 31, 2005, the maximum exposure in respect of these guarantees was $96 million of which $9 million has been recorded. Of that amount, $6 million represents the expected cash outlay for such guarantees, while the remaining $3 million represents the Company’s obligation to stand ready and honor the guarantees that were entered into subsequent to January 1, 2003. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2005, the maximum potential liability under these guarantees was $437 million of which $357 million was for workers’ compensation and other employee benefits and $80 million was for equipment under leases and other. The Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
     As at March 31, 2005, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2005 and 2010.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at March 31, 2005, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements relating to pension plans and other plans, including those establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.
     The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees and accordingly, no liability was recorded. As at March 31, 2005, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 9 – Reconciliation of United States and Canadian generally accepted accounting principles (GAAP)

The financial statements of the Company prepared in accordance with Canadian GAAP are provided below along with a tabular reconciliation and discussion of the major differences between U.S. and Canadian GAAP.

A. Canadian GAAP financial statements

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share data)

	Three months ended March 31

	2005	2004

	(Unaudited)

Revenues	$1,706	$1,438

Operating expenses
Labor and fringe benefits	512	424
Purchased services and material	206	190
Depreciation and amortization	136	123
Fuel	166	122
Equipment rents	47	63
Casualty and other	106	107

Total expenses	1,173	1,029

Operating income	533	409

Interest expense	(75)	(72)

Other loss	(4)	(13)

Income before income taxes	454	324

Income tax expense	(158)	(105)

Net income	$296	$219

Earnings per share

Basic	$1.05	$0.77

Diluted	$1.03	$0.76

Weighted-average number of shares

Basic	281.9	284.5

Diluted	287.3	288.6

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED BALANCE SHEET

(In millions)

	March 31 2005	December 31 2004	March 31 2004

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$202	$147	$175
Accounts receivable	727	793	519
Material and supplies	178	127	155
Deferred income taxes	300	393	126
Other	243	194	200

	1,650	1,654	1,175

Properties	16,787	16,688	15,289
Intangible asset and other assets	855	929	773

Total assets	$19,292	$19,271	$17,237

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,586	$1,605	$1,366
Current portion of long-term debt	225	578	149
Other	77	76	67

	1,888	2,259	1,582

Deferred income taxes	3,676	3,591	3,460
Other liabilities and deferred credits	1,449	1,488	1,150
Long-term debt	4,956	4,586	4,367

Shareholders' equity:
Common shares	3,626	3,587	3,552
Contributed surplus	161	164	166
Currency translation	(81)	(80)	(26)
Retained earnings	3,617	3,676	2,986

	7,323	7,347	6,678

Total liabilities and shareholders' equity	$19,292	$19,271	$17,237

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)

	Three months ended March 31

	2005	2004

	(Unaudited)
Operating activities

Net income	$296	$219
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	137	124
Deferred income taxes	146	60
Equity in earnings of English Welsh and Scottish Railway	(5)	5
Other changes in:
Accounts receivable	64	8
Material and supplies	(51)	(35)
Accounts payable and accrued charges	(21)	(66)
Other net current assets and liabilities	(10)	(29)
Other	27	19

Cash provided from operating activities	583	305

Investing activities
Net additions to properties	(153)	(125)
Other, net	4	141

Cash provided from (used by) investing activities	(149)	16

Dividends paid	(71)	(55)

Financing activities
Issuance of long-term debt	620	491
Reduction of long-term debt	(651)	(726)
Issuance of common shares	70	14
Repurchase of common shares	(347)	-

Cash used by financing activities	(308)	(221)

Net increase in cash and cash equivalents	55	45
Cash and cash equivalents, beginning of period	147	130

Cash and cash equivalents, end of period	$202	$175

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Reconciliation and discussion of significant differences between U.S. and Canadian GAAP

(i) Reconciliation of net income

	Three months ended March 31

In millions	2005	2004

Net income – U.S. GAAP	$299	$210
Adjustments in respect of:
Depreciation and amortization on difference in Properties	20	19
Stock-based compensation cost	(13)	(5)
Income tax expense on current period adjustments	(10)	(5)

Net income – Canadian GAAP	$296	$219

(ii) Reconciliation of significant balance sheet items

In millions	March 31 2005	December 31 2004	March 31 2004

Current assets - U.S. GAAP	$1,756	$1,710	$1,227
Derivative instruments	(152)	(81)	(50)
Deferred income taxes related to derivative instruments	50	29	-
Other	(4)	(4)	(2)

Current assets - Canadian GAAP	$1,650	$1,654	$1,175

Properties - U.S. GAAP	$19,799	$19,715	$18,421
Property capitalization, net of depreciation	(2,937)	(2,952)	(3,057)
Cumulative effect of change in accounting policy	(75)	(75)	(75)

Properties - Canadian GAAP	$16,787	$16,688	$15,289

Intangible and other assets - U.S. GAAP	$873	$940	$781
Derivative instruments	(18)	(11)	(8)

Intangible and other assets - Canadian GAAP	$855	$929	$773

Current liabilities - U.S. GAAP	$1,888	$2,259	$1,597
Derivative instruments	-	-	(15)

Current liabilities - Canadian GAAP	$1,888	$2,259	$1,582

Deferred income tax liability - U.S. GAAP	$4,802	$4,723	$4,642
Cumulative effect of prior years’ adjustments to income	(1,172)	(1,204)	(1,204)
Income taxes on current period Canadian GAAP adjustments to income	10	32	5
Income taxes on cumulative effect of change in accounting policy	(27)	(27)	(27)
Income taxes on translation of U.S. to Canadian GAAP adjustments	28	28	14
Income taxes on minimum pension liability adjustment	7	7	10
Income taxes on derivative instruments	(5)	(1)	(14)
Income taxes on settlement of interest rate swaps recorded in Other
comprehensive loss	(4)	(4)	-
Income tax rate enactments	41	41	38
Other	(4)	(4)	(4)

Deferred income tax liability - Canadian GAAP	$3,676	$3,591	$3,460

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(ii) Reconciliation of significant balance sheet items (continued)

In millions	March 31 2005	December 31 2004	March 31 2004

Other liabilities and deferred credits - U.S. GAAP	$1,474	$1,513	$1,200
Stock-based compensation	-	-	(20)
Minimum pension liability	(22)	(22)	(30)
Other	(3)	(3)	-

Other liabilities and deferred credits - Canadian GAAP	$1,449	$1,488	$1,150

Common shares - U.S. GAAP	$4,715	$4,706	$4,682
Capital reorganization	(1,300)	(1,300)	(1,300)
Stock-based compensation	(5)	(18)	(13)
Foreign exchange loss on convertible preferred securities	(12)	(12)	(12)
Costs related to the sale of shares	33	33	33
Share repurchase program	195	178	162

Common shares - Canadian GAAP	$3,626	$3,587	$3,552

Contributed surplus - U.S. GAAP	$-	$-	$-
Dividend in kind with respect to land transfers	(248)	(248)	(248)
Costs related to the sale of shares	(33)	(33)	(33)
Other transactions and related income tax effect	(18)	(18)	(18)
Share repurchase program	(29)	(26)	(24)
Capital reorganization	489	489	489

Contributed surplus - Canadian GAAP	$161	$164	$166

Accumulated other comprehensive loss - U.S. GAAP	$(91)	$(148)	$(111)
Unrealized foreign exchange loss on translation of
U.S. to Canadian GAAP adjustments, net of applicable taxes	84	89	60
Derivative instruments, net of applicable taxes	(115)	(62)	(29)
Unamortized gain on settlement of interest rate swaps, net of applicable taxes	(8)	(8)	-
Income tax rate enactments	34	34	34
Minimum pension liability, net of applicable taxes	15	15	20

Currency translation - Canadian GAAP	$(81)	$(80)	$(26)

Retained earnings - U.S. GAAP	$4,684	$4,726	$4,052
Cumulative effect of prior years’ adjustments to income	(1,889)	(1,928)	(1,928)
Cumulative effect of change in accounting policy	(48)	(48)	(48)
Current period adjustments to net income	(3)	39	9
Share repurchase program	(166)	(152)	(138)
Cumulative dividend on convertible preferred securities	(38)	(38)	(38)
Capital reorganization	811	811	811
Dividend in kind with respect to land transfers	248	248	248
Other transactions and related income tax effect	18	18	18

Retained earnings - Canadian GAAP	$3,617	$3,676	$2,986

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(iii) Consolidated statement of cash flows

For the three months ended March 31, 2005 and 2004, cash provided from (used by) operating, investing and financing activities presented under U.S. and Canadian GAAP were the same.

(iv) Discussion of th e major differences between U.S. and Canadian GAAP

Property capitalization
Effective January 1, 2004, the Company changed its capitalization policy under Canadian GAAP, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061 “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003.
      The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Com pany capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061 “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overhead associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars are capitalized.
      This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policy. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in the amounts previously capitalized under Canadian and U.S. GAAP as at January 1, 2004.

Interest expense
In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Under U.S. GAAP, these derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. On July 9, 2004, upon the pricing and subsequent issuance of U.S.$500 million 6.25% Debentures due 2034, the Company settled these treasury-rate locks and realized a gain of $12 million. Under U.S. GAAP, this gain was recorded in Other comprehensive loss and will be amortized and recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. Under Canadian GAAP, this gain was recorded immediately into income, as a reduction of interest expense.

Income tax expense
The federal, provincial and state governments enact new corporate tax rates resulting in either lower or hi gher net tax liabilities under both U.S. and Canadian GAAP. The difference in the deferred income tax expense or recovery recorded is a function of the net deferred income tax liability position, which is larger under U.S. GAAP due essentially to the difference in the property capitalization policy prior to 2004. In addition, under U.S. GAAP, the resulting deferred income tax expense or recovery is recorded when the rates are enacted, whereas under Canadian GAAP, when they are substantively enacted.

Stock-based compensation
Under Canadian GAAP, effective January 1, 2003, the Company adopted the fair value based approach of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002. Under U.S. GAAP, effective January 1, 2003, the Company voluntarily adopted the recommendations of SFAS No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

Derivative instruments
Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. Effective for the Company’s fiscal year beginning after October 1, 2006, Canadian GAAP will conform to the U.S. GAAP standard.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Minimum pension liability
At each measurement date, if the Company’s pension plans have an accumulated benefit obligation in excess of the fair value of the plan assets, under U.S. GAAP, this gives rise to an additional minimum pension liability. As a result, an intangible asset is recognized up to the amount of the unrecognized prior service cost and the difference is recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

Convertible preferred securities
In July 2002, the Convertible preferred securities (Securities) of the Company were converted into common shares. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity. Also, the interest on the Securities until July 2002 was treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

Shareholders’ equity
As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

      Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

      Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Common shares.

      Under Canadian GAAP, the cost resulting from the repurchase of shares was allocated first to Common shares, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess has been allocated to Common shares followed by Retained earnings.

      For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive loss, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.” Effective for the Company’s fiscal year beginning after October 1, 2006, Canadian GAAP will conform to the U.S. GAAP standard.

Cumulative effect of change in accounting policy
In 2003, under U.S. GAAP, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143 (U.S. GAAP), were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended March 31

	2005	2004

	(Unaudited)
Statistical operating data

Freight revenues ($ millions)	1,642	1,385
Gross ton miles (GTM) (millions)	84,476	77,953
Revenue ton miles (RTM) (millions)	44,907	41,294
Carloads (thousands)	1,187	977
Route miles (includes Canada and the U.S.)	19,221	17,544
Employees (end of period)	22,390	21,424
Employees (average during period)	22,371	21,219

Productivity

Operating ratio (%)	69.2	72.5
Freight revenue per RTM (cents)	3.66	3.35
Freight revenue per carload ($)	1,383	1,418
Operating expenses per GTM (cents)	1.40	1.34
Labor and fringe benefits expense per GTM (cents)	0.59	0.54
GTMs per average number of employees (thousands)	3,776	3,674
Diesel fuel consumed (U.S. gallons in millions)	104	95
Average fuel price ($/U.S. gallon) (1)	1.53	1.20
GTMs per U.S. gallon of fuel consumed	812	821

Safety indicators

Injury frequency rate per 200,000 person hours	2.5	2.6
Accident rate per million train miles	1.1	1.4

Financial ratios

Debt to total capitalization ratio (% at end of period)	35.8	34.4

(1) Includes the impact of the Company's fuel hedging program.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31

	2005	2004	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,058	7,694	5%
Metals and minerals	4,293	3,808	13%
Forest products	10,240	8,799	16%
Coal	3,385	3,187	6%
Grain and fertilizers	10,368	9,982	4%
Intermodal	7,763	6,990	11%
Automotive	800	834	(4%)

	44,907	41,294	9%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.66	3.35	9%

Commodity groups:
Petroleum and chemicals	3.41	3.25	5%
Metals and minerals	4.64	3.52	32%
Forest products	3.95	3.64	9%
Coal	2.33	2.10	11%
Grain and fertilizers	2.66	2.56	4%
Intermodal	3.70	3.26	13%
Automotive	15.25	15.59	(2%)

Carloads (thousands)

Petroleum and chemicals	154	147	5%
Metals and minerals	238	96	148%
Forest products	181	152	19%
Coal	104	103	1%
Grain and fertilizers	144	142	1%
Intermodal	294	261	13%
Automotive	72	76	(5%)

	1,187	977	21%

Freight revenue / carload (dollars)

Total freight revenue per carload	1,383	1,418	(2%)

Commodity groups:
Petroleum and chemicals	1,786	1,701	5%
Metals and minerals	836	1,396	(40%)
Forest products	2,232	2,105	6%
Coal	760	650	17%
Grain and fertilizers	1,917	1,803	6%
Intermodal	976	874	12%
Automotive	1,694	1,711	(1%)

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported and reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES (U.S. GAAP)

Free cash flow

The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

	Three months ended March 31

In millions	2005	2004

Cash provided from operating activities	$583	$305

Less:
Investing activities	(149)	16
Dividends paid	(71)	(55)

Cash provided before financing activities	363	266

Adjustment:
Change in level of accounts receivable sold	(53)	6

Free cash flow	$310	$272

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended March 31

	2005	2004 pro forma (1)	Variance Fav (Unfav)

	(Unaudited)
Revenues

Petroleum and chemicals	$275	$264	4%
Metals and minerals	199	172	16%
Forest products	404	369	9%
Coal	79	71	11%
Grain and fertilizers	276	259	7%
Intermodal	287	228	26%
Automotive	122	130	(6%)
Other items	64	64	-

	1,706	1,557	10%

Operating expenses

Labor and fringe benefits	499	463	(8%)
Purchased services and materials	206	216	5%
Depreciation and amortization	156	154	(1%)
Fuel	166	134	(24%)
Equipment rents	47	60	22%
Casualty and other	106	116	9%

	1,180	1,143	(3%)

Operating income	526	414	27%

Interest expense	(75)	(93)

Other loss	(4)	(12)

Income before income taxes	447	309
Income tax expense	(148)	(98)

Net income	$299	$211

Operating ratio	69.2%	73.4%	4.2

Basic earnings per share	$1.06	$0.74

Diluted earnings per share	$1.04	$0.73

(1)	The pro forma figures reflect the Company's results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION (U.S. GAAP)

	Three months ended March 31

	2005	2004 pro forma (1)	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,058	7,934	2%
Metals and minerals	4,293	4,403	(2%)
Forest products	10,240	9,656	6%
Coal	3,385	3,220	5%
Grain and fertilizers	10,368	10,075	3%
Intermodal	7,763	6,990	11%
Automotive	800	834	(4%)

	44,907	43,112	4%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.66	3.46	6%

Commodity groups:
Petroleum and chemicals	3.41	3.33	2%
Metals and minerals	4.64	3.91	19%
Forest products	3.95	3.82	3%
Coal	2.33	2.20	6%
Grain and fertilizers	2.66	2.57	4%
Intermodal	3.70	3.26	13%
Automotive	15.25	15.59	(2%)

Carloads (thousands)

Petroleum and chemicals	154	151	2%
Metals and minerals	238	225	6%
Forest products	181	178	2%
Coal	104	109	(5%)
Grain and fertilizers	144	144	-
Intermodal	294	260	13%
Automotive	72	76	(5%)

	1,187	1,143	4%

Freight revenue / carload (dollars)

Total freight revenue per carload	1,383	1,306	6%

Commodity groups:
Petroleum and chemicals	1,786	1,748	2%
Metals and minerals	836	764	9%
Forest products	2,232	2,073	8%
Coal	760	651	17%
Grain and fertilizers	1,917	1,799	7%
Intermodal	976	877	11%
Automotive	1,694	1,711	(1%)

(1)	The pro forma figures reflect the Company's results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

Item 3

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including the railroads and related holdings of Great Lakes Transportation LLC (GLT) as of May 10, 2004 and BC Rail Ltd. and BC Rail Partnership (collectively BC Rail) as of July 14, 2004. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2005 Interim Consolidated Financial Statements and notes thereto, as well as the 2004 Annual MD&A.

BUSINESS PROFILE

CN, directly and through its subsidiaries, is engaged in the rail and related transportation business. CN’s network of approximately 19,200 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven commodity groups consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2004, no individual commodity group accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2004, 23% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 23% from Canadian domestic traffic and 20% from overseas traffic. The Company originates approximately 86% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, solid free cash flow generation and an adequate return on investment. CN’s business strategy is guided by five core values: providing good service, controlling costs, focusing on asset utilization, committing to safety and developing employees.

OVERVIEW

For 2005 and the foreseeable future, CN’s challenge is to remain at the forefront of rail industry financial performance and to build value for shareholders and customers by aiming to make the railroad the continent’s best-performing transportation company.

      CN’s plan is premised on the deployment of its business model to generate quality revenues, while leveraging capacity and maintaining its current level of plant quality.

      The “scheduled railroad” is the foundation for the Company’s business model. For CN’s merchandise business, the scheduled railroad, which is defined as a trip plan for every car measured in hours, has reduced transit times, improved the consistency of CN’s transportation product, dramatically improved productivity and helped to improve network capacity. In 2003, the Company began to apply the same principles of scheduled railroading to its intermodal business through the Intermodal Excellence (IMX) initiative. IMX is designed to smooth demand and balance the flow of intermodal traffic through pre-defined daily train capacity, slot, gate and equipment reservations, and day-of-the-week pricing. In early 2005, the Company began applying the principles of IMX to its carload business, launching Carload Excellence (CX), in order to improve asset utilization and optimize capacity.

      CN’s acquisition and control of Illinois Central and Wisconsin Central, in 1999 and 2001, respectively, extended the Company’s reach into the central and southern United States. Among the benefits of single line service afforded by these transactions are improved transit and cycle times for freight cars and the penetration of new markets.

      The acquisition of GLT in May 2004 has permitted new efficiencies in train operations north of Duluth/Superior in the key Winnipeg-Chicago corridor and positioned CN as a major player in the supply chain for the United States steel industry in the midst of a strong recovery. The purchase of BC Rail in July 2004 not only grew CN’s forest products business substantially, but also expanded the railroad’s capacity in British Columbia, where the Port of Prince Rupert has the potential to become an important gateway for traffic moving to and from Asia and the heartland of North America.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

      Over the past five years, the Company has also invested heavily in new locomotives and freight cars, extended sidings and centralized traffic control to permit the operation of longer, more efficient trains. These strategic initiatives have improved service, reduced costs and created a fluid North American rail network that can accommodate business growth at low incremental cost. The Company intends to continue to make targeted capital expenditures to improve plant capacity as warranted by market conditions and satisfactory returns on investment.

      The Company intends to pursue further operating efficiencies by optimizing its workforce, improving asset utilization, reducing accidents and related costs, and continuing to focus on legal claims and health care costs. The Company partners with connecting carriers to implement routing protocol agreements for carload freight and pursues co-production initiatives to further improve service, generate system capacity and gradually reduce costs.

      The Company’s ultimate goal is to generate profitable, sustainable growth at low incremental cost by striving to improve yield and increase market share to maximize its return on assets.

FINANCIAL HIGHLIGHTS

In millions, except per share data, or unless otherwise indicated	Three months ended March 31

	2005	2004

	(Unaudited)

Financial results
Revenues	$1,706	$1,438
Operating income	$526	$395
Net income	$299	$210

Operating ratio	69.2%	72.5%

Basic earnings per share	$1.06	$0.74
Diluted earnings per share	$1.04	$0.73

Dividend declared per share	$0.25	$0.195

Financial position
Total assets	$22,428	$20,429
Total long-term financial liabilities	$11,232	$10,209

FINANCIAL RESULTS

First quarter 2005 compared to first quarter 2004

First quarter 2005 net income increased by $89 million, or 42%, to $299 million, when compared to the same period in 2004, with diluted earnings per share rising 42%. Revenues increased by $268 million, or 19%, to $1,706 million, reflecting the inclusion of $121 million of GLT and BC Rail revenues, a higher fuel surcharge, freight rate increases and a return to normal traffic levels following the first-quarter 2004 Canadian Auto Workers (CAW) strike. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenues of $60 million, and a $21 million revenue processing system correction relating to prior years.

      Operating expenses for the three months ended March 31, 2005 increased by $137 million, or 13%, to $1,180 million, driven mainly by the inclusion of $96 million of GLT and BC Rail expenses, higher labor and fringe benefits and increased fuel costs. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses of $35 million, and lower equipment rents.

      The operating ratio, defined as operating expenses as a percentage of revenues, was 69.2% in the current quarter compared to 72.5% in the first quarter of 2004, a 3.3 -point betterment.

      The quarters ended March 31, 2005 and 2004 include items affecting the comparability of the results of operations. The Company acquired and consolidated GLT and BC Rail effective May 10, 2004 and July 14, 2004, respectively. Accordingly, in the discussions herein, the Company’s results of operations for the quarter ended March 31, 2004 exclude the results of operations of both GLT and BC Rail. In the first qua rter of 2005, the continued appreciation in the Canadian dollar relative to the U.S. dollar, which has impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses, resulted in a reduction to net income of approximately $15 million. In the first quarter of 2004, a strike by the Company’s employees represented by the CAW union negatively impacted operating income and net income by $35 million and $24 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Revenues

Three months ended March 31,	2005	2004	% Δ

Total revenues (millions)	$1,706	$1,438	19%

Rail freight:
Revenues (millions)	$1,642	$1,385	19%
RTMs (millions)	44,907	41,294	9%
Revenue/RTM (cents)	3.66	3.35	9%

Revenues for the quarter ended March 31, 2005 totaled $1,706 million compared to $1,438 million in 2004. The increase of $268 million, or 19%, was mainly due to the inclusion of GLT and BC Rail revenues of $121 million, a higher fuel surcharge, freight rate increases across all commodity groups, and a return to normal traffic levels following the first-quarter 2004 CAW strike. Partially offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenues and the $21 million adjustment relating to prior years. Revenue ton miles (RTM), measuring the volume of freight transported by the Company, increased by 9% relative to 2004. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 9% when compared to 2004, positively affected by freight rate improvements and an overall decrease in the average length of haul, and negatively affected by the translation impact of the stronger Canadian dollar.

Petroleum and chemicals

Three months ended March 31,	2005	2004	% Δ

Revenues (millions)	$275	$250	10%
RTMs (millions)	8,058	7,694	5%
Revenue/RTM (cents)	3.41	3.25	5%

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulphur, plastics, petroleum and gas products. Although offshore markets have been growing strongly, the primary markets for these commodities are still within North America. As such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge, in northern Alberta, which is a major center for natural gas, feedstock and petrochemicals and plastics complex derivatives, and in eastern Canadian regional plants, and are destine d for customers in Canada, the United States and overseas. For the quarter ended March 31, 2005, revenues for this commodity group increased by $25 million, or 10%, when compared to the same period in 2004. The increase was due to a higher fuel surcharge, the inclusion of $9 million of BC Rail revenues, freight rate improvements in several segments, and volume and traffic mix improvements across a number of commodities. These gains were partially offset by the translation impact of the stronger Canadian dollar and weakness in the U.S. market for molten sulphur. Freight revenue per revenue ton mile increased by 5% from 2004 due to freight rate improvements and a positive change in traffic mix, partly offset by the translation impact of the stronger Canadian dollar.

Metals and minerals

Three months ended March 31,	2005	2004	% Δ

Revenues (millions)	$199	$134	49%
RTMs (millions)	4,293	3,808	13%
Revenue/RTM (cents)	4.64	3.52	32%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s unique rail access to major mines, ports and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement producers and aggregate mines in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. For the quarter ended March 31, 2005, revenues for this commodity group increased by $65 million, or 49%, when compared to the same period in 2004. The increase was mainly due to the inclusion of $41 million of GLT revenues, a positive change in traffic mix, increased shipments of construction materials, a higher fuel surcharge, and freight rate improvements. Partially offsetting these gains was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 32% from 2004, mainly due to GLT shorter-haul traffic and freight rate improvements that were partly offset by the translation impact of the stronger Canadian dollar.

Forest products

Three months ended March 31,	2005	2004	% Δ

Revenues (millions)	$404	$320	26%
RTMs (millions)	10,240	8,799	16%
Revenue/RTM (cents)	3.95	3.64	9%

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline capabilities to other Class 1 railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the quarter ended March 31, 2005, revenues for this commodity group increased by $84 million, or 26%, when compared to the same period in 2004. The increase was largely due to the inclusion of $48 million of BC Rail revenues (mainly lumber and panels), a higher fuel surcharge, continued solid demand for lumber, freight rate improvements and strong shipments of wood pulp, paper, panels and logs. The translation impact of the stronger Canadian dollar partially offset these gains. Revenue per revenue ton mile increased by 9% from 2004 due to freight rate improvements, a positive change in traffic mix and a decrease in the average length of haul. The translation impact of the stronger Canadian dollar partially offset these gains.

Coal

Three months ended March 31,	2005	2004	% Δ

Revenues (millions)	$79	$67	18%
RTMs (millions)	3,385	3,187	6%
Revenue/RTM (cents)	2.33	2.10	11%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported to Asian steel producers. Reversing the recent trend of declining Canadian production, the strong global market for metallurgical coal facilitated the opening of three mines along the Company’s network in late 2004. The renewed strength in this market is expected to continue as strong Asian demand for metallurgical coal continues to drive increased Canadian production. For the quarter ended March 31, 2005, revenues for this commodity group increased by $12 million, or 18%, when compared to the same period in 2004. The increase was due to the inclusion of $9 million of GLT and BC Rail revenues, shipments of metallurgical coal from new mines in Western Canada, and an increase in spot moves of imported metallurgical coke. Revenues were negatively affected by metallurgical mines closed in western Canada, which completed their shipments in early 2004, and the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 11% from 2004 was mainly due to freight rate improvements and a positive change in traffic mix that was partly offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers

Three months ended March 31,	2005	2004	% Δ

Revenues (millions)	$276	$256	8%
RTMs (millions)	10,368	9,982	4%
Revenue/RTM (cents)	2.66	2.56	4%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are volatile, reflecting the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in Western Canada is exported via the ports of Vancouver, Prince Rupert or Thunder Bay. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the quarter ended March 31, 2005, revenues for this commodity group increased by $20 million, or 8%, when compared to the same period in 2004. The increase reflects a higher fuel surcharge, increased Canadian wheat shipments to B.C. ports, strong U.S. shipments of export soybeans to the center Gulf, freight rate improvements and higher shipments of Canadian potash to the U.S. These increases were partially offset by the translation impact of the stronger Canadian dollar and reduced barley exports via West coast ports. Revenue per revenue ton mile increased by 4% from 2004 due to freight rate improvements and a positive change in traffic mix that were partially offset by the translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Intermodal

Three months ended March 31,	2005	2004	% Δ

Revenues (millions)	$287	$228	26%
RTMs (millions)	7,763	6,990	11%
Revenue/RTM (cents)	3.70	3.26	13%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the quarter ended March 31, 2005, revenues for this commodity group increased by $59 million, or 26%, when compared to the same period in 2004. The increase was mainly due to a return to normal traffic levels following the first-quarter 2004 CAW strike, heavy impact volumes through the Port of Vancouver, a higher fuel surcharge, and freight rate improvements. Revenues were negatively affected by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 13% from 2004 driven by freight rate improvements and a positive change in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Automotive

Three months ended March 31,	2005	2004	% Δ

Revenues (millions)	$122	$130	(6%)
RTMs (millions)	800	834	(4%)
Revenue/RTM (cents)	15.25	15.59	(2%)

The automotive commodity group moves both finished vehicles and parts, originating in southern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the quarter ended March 31, 2005, revenues for this commodity group decreased by $8 million, or 6%, when compared to the same period in 2004. The decrease was due to the translation impact of the stronger Canadian dollar and a reduction in automotive production at CN-served facilities in southern Ontario. The decline was partially offset by an increase in import vehicles via the Port of Vancouver and the benefit of new finished vehicle traffic that began in the second half of 2004. Revenue per revenue ton mile decreased by 2% from 2004 due to the translation impact of the stronger Canadian dollar and an overall increase in the average length of haul.

Other

In the first quarter of 2005, other revenues increased by $11 million, when compared to the same period in 2004, due mainly to revenues from GLT’s maritime division.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

In the first quarter of 2005, operating expenses amounted to $1,180 million compared to $1,043 million in the same quarter of 2004. The increase of $137 million, or 13%, was mainly due to the inclusion of $96 million of GLT and BC Rail expenses, higher expenses for labor and fringe benefits and increased fuel costs. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses and lower equipment rents.

In millions	Three months ended March 31,	2005		2004

		Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits		$499	29.3%	$419	29.1%
Purchased services and material		206	12.1%	190	13.2%
Depreciation and amortization		156	9.1%	142	9.9%
Fuel		166	9.7%	122	8.5%
Equipment rents		47	2.8%	63	4.4%
Casualty and other		106	6.2%	107	7.4%

Total		$1,180	69.2%	$1,043	72.5%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. In the first quarter of 2005, these expenses increased by $80 million, or 19%, when compared to the same period in 2004. The increase was attributable to the inclusion of GLT and BC Rail expenses of $39 million, higher employee benefits, including increased costs for stock-based compensation, adjustments relating to the workforce reduction provision for increased health care costs, and a return to normal wage levels following the first-quarter 2004 CAW strike. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Purchased services and material: Purchased services and material primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. In the first quarter of 2005, these expenses increased by $16 million, or 8%, when compared to the same period in 2004. The increase was due to the inclusion of $29 million of GLT and BC Rail expenses and higher wheel consumption due to harsh weather conditions in western Canada and increased volumes. Partly offsetting these factors was the translation impact of the stronger Canadian dollar, lower net expenses for operating joint facilities and a return to normal level for purchased services and material expenses following the first-quarter 2004 CAW strike.

Depreciation and amortization: Depreciation and amortization relates to the Company’s rail operations. In the first quarter of 2005, these expenses increased by $14 million, or 10%, when compared to the same period in 2004. The increase was mainly due to the inclusion of GLT and BC Rail depreciation expense of $12 million and the impact of net capital additions, partially offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. In the first quarter of 2005, these expenses increased by $44 million, or 36%, when compared to the same period in 2004. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, the inclusion of GLT and BC Rail expenses of $13 million and higher volumes. The increase was partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. In the first quarter of 2005, these expenses decreased by $16 million, or 25%, when compared to the same period in 2004. The decrease was due to higher car hire income, a reduction in car hire expenses as a result of network velocity and the translation impact of the stronger Canadian dollar. Partly offsetting these factors was higher lease expens e due to increased demand for premium cars.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. In the first quarter of 2005, these expenses decreased by $1 million, or 1%, when compared to the same period

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

in 2004. The decrease was due to the translation impact of the stronger Canadian dollar and a return to normal level for casualty and other expenses following the first-quarter 2004 CAW strike, almost entirely offset by higher derailment-related expenses, the inclusion of GLT and BC Rail expenses of $4 million, and higher capital taxes.

Other

Interest expense: Interest expense increased by $3 million, or 4%, for the quarter ended March 31, 2005 when compared to the same period in 2004. The increase was mainly due to the financing related to the Company’s recent acquisitions, partly offset by the benefit of a matured Note in 2004 and the translation impact of the stronger Canadian dollar.

Other loss: In the first quarter of 2005, the Company recorded a loss of $4 million compared to $13 million for the same period in 2004. In 2004, the Company recorded restructuring charges related to its investment in English Welsh and Scottish Railway (EWS) following a restructuring and capital reorganization plan. As a result, the decreased loss is due to the 2004 restructuring charges, partially offset by lower income from EWS.

Income tax expense: The Company recorded income tax expense of $148 million for the quarter ended March 31, 2005 compared to $100 million for the same period in 2004. The effective tax rate for the three months ended March 31, 2005 was 33.1% compared to 32.3% for the same period in 2004.

Summary of quarterly financial data - unaudited

In millions, except per share data

	2005	2004				2003

	First	Fourth	Third	Second	First	Fourth	Third	Second

Revenues	$1,706	$1,736	$1,709	$1,665	$1,438	$1,512	$1,413	$1,463
Operating income	$526	$607	$591	$575	$395	$512	$454	$437
Net income	$299	$376	$346	$326	$210	$224	$294	$244

Basic earnings per share	$1.06	$1.32	$1.21	$1.14	$0.74	$0.79	$1.04	$0.85
Diluted earnings per share	$1.04	$1.29	$1.19	$1.13	$0.73	$0.78	$1.02	$0.84

Dividend declared per share	$0.250	$0.195	$0.195	$0.195	$0.195	$0.167	$0.167	$0.167

The volume of goods and commodities transported by the Company during the year is influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.
      The Company’s quarterly results include items that affect the quarter-over-quarter comparability of the results of operations. The Company’s results of operations for 2004 included GLT as of May 10, 2004 and BC Rail as of July 14, 2004. First-quarter 2004 results were affected by the month-long CAW strike, which negatively impacted operating income and net income by $35 million and $24 million, respectively. In the fourth quarter of 2003, the Company recorded a deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario. Also, the continued appreciation in the Canadian dollar relative to the U.S. dollar has impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses and resulted in varying reductions in net income in the rolling eight quarters presented above.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $583 million for the three months ended March 31, 2005 compared to $305 million for the same period in 2004. Net cash receipts from customers and other were $1,886 million for the three months ended March 31, 2005 compared to $1,404 million in the same period of 2004. In the first quarter of 2005, payments for employee services, suppliers and other expenses were $1,113 million, an increase of $182 million when compared to the same period in 2004. Also consuming cash in the three-month period ended March 31, 2005, were payments for interest, workforce reductions and personal injury and other claims of $91 million, $31 million and $27 million, respectively, compared to $74 million, $32 million and $36 million, respectively, for the same period in 2004. In the first quarter of 2005, pension contributions and payments for income taxes were $2 million and $39 million, respectively, compared to $6 million and $20 million, respectively, for the same period in 2004. The Company increased the level of accounts receivable sold under its accounts receivable securitization program by $53 million in the first quarter of 2005 compared to a decrease of $6 million for the same period in 2004.
      As at March 31, 2005, the Company had outstanding information technology service contracts of $18 million.

Investing activities: Cash used by investing activities in the first quarter of 2005 amounted to $149 million compared to cash provided of $16 million in the same quarter of 2004. The Company’s investing activities in the first quarter of 2004 included net proceeds of $141 million from EWS’ capital reorganization. Net capital expenditures for the three months ended March 31, 2005 amounted to $153 million, an increase of $28 million over the same quarter in 2004. The following table details capital expenditures for the first quarter of 2005 and 2004.

In millions	Three months ended March 31,	2005	2004

Track and roadway		$112	$98
Rolling stock		21	57
Buildings		13	15
Other		7	3

Less: capital leases		153	173
		-	48

Net capital expenditures		$153	$125

      The Company expects that its capital expenditures will be approximately $1,350 million in 2005, an increase from 2004 due to the acquisition of rolling stock, increased expenditures required for ongoing renewal of the basic plant, and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.
      As at March 31, 2005, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $474 million ($194 million at December 31, 2004).

Dividends: During the first quarter of 2005, the Company paid dividends totaling $71 million to its shareholders at the quarterly rate of $0.25 per share compared to $55 million at the rate of $0.195 per share, for the same period in 2004.

Free cash flow

The Company generated $310 million of free cash flow for the quarter ended March 31, 2005, compared to $272 million for the same period in 2004. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

In millions	Three months ended March 31,	2005	2004

Cash provided from operating activities		$583	$305

Less:
Investing activities		(149)	16
Dividends paid		(71)	(55)

Cash provided before financing activities		363	266

Adjustments:
Change in accounts receivable sold		(53)	6

Free cash flow		$310	$272

Financing activities: Cash used by financing activities totaled $308 million for the quarter ended March 31, 2005 compared to $221 million for the same period in 2004. In March 2004, the Company had repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes with cash on hand and the proceeds received from the issuance of commercial paper. In the first quarter of 2005 and 2004, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facility.
      In the first quarter of 2005, the Company repurchased 4.6 million common shares for $347 million, at an average price of $75.36 per share under its normal course issuer bid.
      In the current quarter, the Company did not enter into any capital leases related to new equipment ($48 million in the first quarter of 2004).

The Company has access to various financing arrangements:

Revolving credit facility

In January 2005, the Company repaid its borrowings of U.S.$90 million (Cdn$108 million) outstanding at December 31, 2004 under its U.S. $1,000 million revolving credit facility. On March 29, 2005, the Company refinanced, by way of amendment, its revolving credit facility, which was scheduled to mature in December 2005, for a five-year period to March 2010. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The amended credit facility agreement retains customary limitations on debt as a percentage of total capitalization, but eliminates the requirement for maintaining tangible net worth above pre-defined levels. The Company has been in compliance with these covenants throughout the quarter. As at March 31, 2005, the Company had letters of credit of $299 million under its revolving credit facility.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long -term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. At March 31, 2005, the Company had outstanding borrowings of U.S.$285 million (Cdn$347 million) under the commercial paper program.

Shelf prospectus and registration statement

At March 31, 2005, the Company had U.S.$200 million remaining for issuance under its currently effective shelf prospectus and registration statement.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at March 31, 2005:

In millions	Total	2005	2006	2007	2008	2009	2010 & thereafter

Long-term debt obligations (a)	$4,429	$135	$311	$61	$210	$366	$3,346
Capital lease obligations (b)	1,077	83	106	128	53	93	614
Operating lease obligations	1,028	161	209	161	129	101	267
Purchase obligations (c)	492	303	151	16	13	9	-

Total obligations	$7,026	$682	$777	$366	$405	$569	$4,227

(a)	Presented net of unamortized discounts, of which $837 million relates to non-interest bearing notes due in 2094 assumed as part of the BC Rail acquisition and excludes capital lease obligations of $752 million which are included in “Capital lease obligations.”

(b)	Includes $325 million of imputed interest on capital leases at rates ranging from approximately 3.00% to 13.13%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2005 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Acquisitions

The Company completed its acquisitions of GLT and BC Rail on May 10, 2004 and July 14, 2004, respectively, and began a phased integration of the companies’ operations.

     The Company accounted for the acquisitions using the purchase method of accounting as required by Statement of Financial Accounting Standards (SFAS) No.141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of GLT as of May 10, 2004 and of BC Rail as of July 14, 2004, the dates of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) and BC Rail of $991 million, included purchase price adjustments and transaction costs. The preliminary purchase price allocations, based on the respective fair values of GLT and BC Rail assets acquired, owned and leased, and liabilities assumed at acquisition, as presented in Note 3 – Acquisitions, of the Company’s 2004 Annual Consolidated Financial Statements, are subject to a final valuation, the impact of which is not expected to have a material effect on the results of operations.

     These acquisitions involve the integration of two previously independent businesses with CN, to provide shippers enhanced rail services over a coordinated network. There can be no assurance that CN will be able to integrate its business with that of either GLT or BC Rail without encountering operational difficulties or experiencing the loss of key employees or customers, or that the rail service levels and other efficiencies or synergies expected from these acquisitions will be attained.

Note receivable from English Welsh and Scottish Railway (EWS)

In May 2005, subject to certain conditions, EWS intends to fully redeem the Company’s 8% note receivable due 2009, at the principal amount together with accrued but unpaid interest at the date of redemption. As such, at March 31, 2005, the note receivable, including accrued interest, of $60 million has been presented in Other current assets.

Off balance sheet arrangements

Accounts receivable securitization program

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

      In February 2005, the Company amended the agreement to increase the maximum amount it may sell from $450 million to $500 million and modified certain reporting requirements.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company monitors these reporting and credit rating requirements for any trends, events or conditions that could cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     At March 31, 2005, pursuant to the agreement, the maximum amount of eligible receivables had been sold, compared to $445 million at December 31, 2004.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

     The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 8 – Major commitments and contingencies of the Company’s Interim Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, the Company has not entered into any swap positions since September 2004. At March 31, 2005, the Company had hedged approximately 50% of the estimated remaining 2005 fuel consumption, representing approximately 151 million U.S. gallons at an average price of U.S.$0.76 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing approximately 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.

     Realized gains from the Company’s fuel hedging activities were $38 million and $18 million for the three months ended March 31, 2005 and 2004, respectively.

     At March 31, 2005, Accumulated other comprehensive loss included an unrealized gain of $170 million, $115 million after tax ($92 million, $62 million after tax at December 31, 2004), of which $152 million relates to derivative instruments that will mature within the next twelve months and are presented in Other current assets.

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. The realized gain of $12 million accumulated in other comprehensive loss will be recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.

     At March 31, 2005, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Recent accounting pronouncements

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143.” The Interpretation clarifies that an obligation to perform an asset retirement activity exists, even if there may be uncertainty about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred, generally upon acquisition, construction, or development and/or through the normal operation of the asset, if the fair value of the liability can be reasonably estimated. This Interpretation is effective no later than December 31, 2005. The Company is currently evaluating the effect of the Interpretation on its financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which requires expensing of all options issued, modified or settled based on the grant-date fair value and recognizing the expense over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement. In April 2005, the U.S. Securities and Exchange Commission extended the effective application date of this standard from interim or annual reporting periods beginning after June 15, 2005 to annual reporting periods beginning after December 15, 2005. Upon adoption in January 2006, the Company does not expect this standard to have a significant impact on its results of operations.

Future rate enactments

In the first quarter of 2005, the Canadian Federal Government announced reductions to the federal corporate income tax rate as part of the Federal Budget. These reductions will be phased in, commencing in 2008, and will ultimately result in a reduction of 3.1% to the Canadian federal income tax rate. As a result, the Company's deferred income tax liability will be reduced when the new income tax rates are enacted into law.

Common stock

Share repurchase program

In the first quarter of 2005, under its current share repurchase program, the Company repurchased 4.6 million common shares for $347 million, at an average price of $75.36 per share. The Company has repurchased a total of 8.6 million common shares since November 1, 2004, the inception of the program, for $620 million, at an average price of $72.08 per share.

Outstanding share data

As at April 20, 2005, the Company had 280.6 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the three years ended December 31, 2004, as well as the effect of changes to these estimates, can be found on pages 45 to 49 of the Company’s 2004 Annual Report and has not changed materially since December 31, 2004. As at March 31, 2005 and December 31 and March 31, 2004, the Company had the following amounts outstanding:

	March 31 2005	December 31 2004	March 31 2004

(In millions)	(unaudited)		(unaudited)
Prepaid benefit cost for pensions	$516	$515	$420
Accrued benefit cost for pensions	161	156	131
Provision for personal injury and
other claims	649	642	592
Provision for environmental costs	111	113	81
Net deferred income tax provision	4,552	4,359	4,516
Accrued benefit cost for post-retire-
ment benefits other than pensions	314	309	172
Properties	19,799	19,715	18,421

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures.

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

     In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

     The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

      The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at March 31, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

As of April 2005, the Company had in place labor agreements covering approximately 56% of the Company’s Canadian unionized workforce. For the remaining employee groups, although their agreements have expired on December 31, 2003, the terms and conditions in place remain in effect until the bargaining process is completed.

     As of April 2005, the Company has negotiated tentative labor agreements, subject to ratification, with the United Transportation Union representing approximately 2,500 brakemen and conductors and the approximately 640-member International Brotherhood of Electrical Workers (IBEW), whose agreements expired on December 31, 2003. These two groups represent 28% of the Canadian unionized workforce. The Teamsters Canada Rail Conference (TCRC), which represents approximately 1,750 locomotive engineers, or 16% of the unionized workforce in Canada, filed for conciliation in the fourth quarter of 2004 and the negotiations have since been conducted with government assistance. On March 15, 2005, the Company and the TCRC signed an agreement extending the date on which either party can issue a 72-hour strike or lockout notice to May 12, 2005.

      Following the acquisition of BC Rail, the Company reached implementing agreements in December 2004 for BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements. In March 2005, under Section 18 of the Canada Labour Code, the Company filed a request to amend the current bargaining agent certificates at BC Rail to correspond with those agents representing the same employee groups at CN.

There can be no assurance that the Company will be able to have all its collective agreements renewed and ratified without any strikes or lockouts, or that the resolution of these collective bargaining

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

negotiations or any strikes or lockouts will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western Railroad Incorporated (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP), Wisconsin Central Transportation Corporation (WC), Duluth Missabe & Iron Railroad (DMIR), Bessemer & Lake Erie (BLE) and Pittsburgh & Conneaut Dock Company (PCD) have bargained on a local basis rather than holding national, industry wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     As of April 2005, the Company had in place agreements with bargaining units representing the entire unionized workforce at GTW, DWP, ICRR, CCP, DMIR, BLE and PCD, and 93% of the unionized workforce at WC. Agreements in place have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2005.

      Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (i) economic regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. On March 24, 2005, the Minister of Transport tabled Bill C-44 entitled An Act to amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. No assurance can be given that any future legislative action by the federal government or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

      The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

agencies, as above, no assurance can be given that future decisions by the U.S. and/or Canadian governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

     In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.
      The Company's ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted in 2004, the regulations governing the Company's acquisition of these vessels should not be affected. Subsequent to the enactment of this legislation, on April 13, 2005, the Coast Guard and Maritime Administration withdrew their proposed rulemaking , and plan to publish a new notice of proposed rulemaking in the future to address the legislation’s provisions . No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company's operations, or its competitive and financial position.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

     Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

     Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

     Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

      In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. Recent severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d -15(e)) as of March 31, 2005, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

     Since the date of the most recent evaluation of the Company’s internal controls, management has taken actions to enhance the effectiveness of internal control over financial reporting. In January 2005, the Company implemented its SAP enterprise system on the former GLT. The Company is also undergoing a comprehensive effort in preparation for compliance with section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2006. This effort includes, among other things, evaluating the adequacy of the Company’s documentation of controls, assessing the effectiveness of control design, and testing the operation of the controls as designed.

     In the course of its evaluation, management has identified certain deficiencies in its internal control over financial reporting. These deficiencies are being addressed through a detailed remediation program. The Company does not believe that any of the deficiencies identified to date, individually or in the aggregate, result in a material weakness to its internal control over financial reporting.

Additional information, including the Company’s 2004 Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
April 20, 2005

Item 4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 26, 2005

(s) E. Hunter Harrison
E. Hunter Harrison
President and Chief Executive Officer

Item 5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 26, 2005

(s) Claude Mongeau
Claude Mongeau
Executive Vice-President and Chief
Financial Officer